UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

MAGNA-LAB, INC.

(Name of Registrant)

New York	000-21320	20-0956471
State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.

1662 Old Country Road, # 355

Plainview, NY 1180

(Address of Principal Executive Offices)

C/O (301) 972-5232

(Registrant’s Telephone Number)

John B. Lowy, Esq.

645 Fifth Avenue, Suite 400

New York, NY 10022

(212) 371-7799

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Required Not to Send Us a Proxy

MAGNA-LAB, INC.

1662 Old Country Road #355

Plainview, NY 11803

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Thereunder

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement pursuant to Rule 14f-1 (the “Notice”) is being furnished to all holders of record of common stock of Magna-Lab, Inc. (the “Company”) at the close of business on July 3, 2020 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 14f-1 under the Exchange Act.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs, otherwise than at a meeting of our stockholders. Accordingly, the change in a majority of our directors pursuant to the terms of the Common Stock Purchase Agreement will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to our stockholders of record on or about July 7, 2020.

Please read this Information Statement carefully. It describes the terms of the Common Stock Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Common Stock Purchase Agreement. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On June 30, 2020 Joel S. Kanter, individually and as representative for (i) the 607,727 common shares of Magna-Lab, Inc. (the “Company”) owned by Magna Acquisition LLC (“Magna LLC”), (ii) the $1,453,811of promissory notes owed by the Company to Magna LLC and to Joel S. Kanter (collectively, the “Notes”), and (iii) as representative for the four directors and/or officers owning 106,032 Class A common shares of MAGAA ( the “Seller”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) pursuant to which the Seller agreed to sell 202,576 Class A common shares and the Notes to Activist Investing LLC., an entity owned by David Lazar (the “Purchaser”) for $105,000. The 202,576 shares represent approximately 17.2% of the 1,179,329 Class A and Class B common shares of the Company’s outstanding common shares, which is not a majority. However, Mr. Lazar, who will become the Company’s sole director and officer on or about July 18, 2020 (at least 10 days after this Notice is mailed to the Company’s shareholders), intends to cause the Purchaser to convert some or all of the Notes (which are currently not convertible) into enough common shares so the Purchaser will become the majority shareholder of the Company. As a result, there will be a change of control of the Company. It is intended that the change of management will be completed approximately 11 days after this Information Statement is filed with the SEC and mailed to the Company’s stockholders. There is no family relationship or other relationship between the Seller and the Purchaser.

In connection with the sale under the Stock Purchase Agreement, the Company’s Board of Directors has agreed to resign and appoint Mr. Lazar as the sole initial director of the Company, subject to the filing and dissemination of this Information Statement and the passage of the 10-day period set forth in SEC Rule 14f-1. As a result thereof, Mr. Lazar will then become the sole Director of the Company, on or about July 18, 2020.

As of the date of this Information Statement, the authorized capital stock of the Company consists of 120,000,000 shares of common stock, par value $.001 per share, of which 1,179,329 shares (1,178,762 Class A common plus 567 Class B common) are issued and outstanding, and 5,000,000 shares of Preferred Stock, $.001 par value, none of which shares are issued or outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and executive officers of the Company:

Name	Age	Positions with the Company

Lawrence A. Minkoff, Ph.D.	70	Chairman of the Board, President, Chief Scientific Officer and Director
Kenneth C. Riscica	66	Treasurer and Secretary (Chief Financial Officer)
J. M. Feldman(2)	75	Vice President and Director
Joel Kanter (1)(2)	63	Director

__________

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee

Lawrence A. Minkoff, Ph.D., our founder, is presently our Chairman of the Board, President and Chief Scientific Officer and, since May 1, 2004, our Principal Executive Officer. He has served in various executive capacities with our company since inception in February 1991. Dr. Minkoff ceased being a full time employee of the Company on November 1, 2004 and currently devotes time as required to our affairs. Beginning in May 2006, Dr. Minkoff became a full-time employee of Fonar Corporation, a publicly traded company. Dr. Minkoff is one of the pioneers in the field of MRI technology.

Kenneth C. Riscica has served as our Treasurer and Secretary since September 28, 2000 and served as Vice President-Finance and Chief Financial Officer from November 1993 until April 1997. Between April 1997 and September 2000, Mr. Riscica served as a consultant to us. Mr. Riscica devotes part time to our affairs. Mr. Riscica is the principal owner of Riscica Associates, Inc., a management and financial consulting company serving both private and public companies and his principal employer from May 1999 to the present. From 1976 until 1992, Mr. Riscica was with Arthur Andersen & Co. LLP in their audit practice in progressively more responsible positions including five years as Audit and Business Advisory Partner.

Jerome M. Feldman has been a Director of our company since January 2000. Since 2002 Mr. Feldman has been a financial advisor employed by Capital Solutions Group.

Joel S. Kanter has served as a Director of our company since March 1998. Since July 1986, he has served as president of Windy City Inc., a privately held investment firm. He serves on the board of directors of several public companies as well as a number of private concerns. Within the past five years Mr. Kanter has served on the board of directors of Dr. Tattoff Inc., WaferGen Biosystems, Inc. and Medgenics, Inc. (now Cerecore).

All of our Directors are elected by the shareholders, or in the case of a vacancy, are elected by the Directors then in office, to hold office until the next general meeting of shareholders of the Company and until their successors are elected and qualify or until their earlier resignation or removal. Mr. Feldman was initially designated by Noga, pursuant to an agreement we entered into with Noga. Due to cash constraints, there has not been a meeting of the shareholders during the two years ended February 29, 2020.

We have an Audit Committee that was established by our Board of Directors for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements by our independent auditors. We believe that each of the members of the Audit Committee meets the independence requirements of Marketplace Rule 4350(d)(2) of the NASDAQ Stock Market, Inc. Each of the members of the Audit Committee is financially literate and has accounting and finance experience and Mr. Joel S. Kanter is deemed an "audit committee financial expert" within the meaning of Securities and Exchange Commission regulations as defined in Item 401 of Regulation S-B.

Code of Ethics

The Company has adopted a Code of Ethics applicable to its employees and consultants. The Code is intended to comply with requirements of the Securities and Exchange Commission's rules. Copies of the Code may be obtained by stockholders, free of charge, by mailing a request to the Company's Secretary.The following sets forth information about David Lazar, who will become the Company’s sole officer and director on or about July 18, 2020:

David Lazar	30	Sole Director, CEO and CFO

David Lazar, has been the CEO of both Custodian Ventures LLC and Activist Investing LLC since 2018, and he served as the Managing Partner of Zenith Partners International LLC from November 2012 to March 2018, all of which specialize in turnaround situations by enlisting activist investment strategies in distressed public companies. Mr. Lazar has experience in finance, capital markets and operations management; as well as audit preparation and due diligence reviews. Mr. Lazar is also familiar with capital restructuring, debt financing, equity lines and mergers and acquisitions. Other expertise includes early stage company capital restructuring, debt financing, capital introductions, and mergers and acquisitions. Mr. Lazar has knowledge of the capital markets, and has experience in assessing business strategies and accompanying risks, with emerging growth companies.

There is no relationship between the current directors and Mr. Lazar.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the Company’s knowledge, during the past ten (10) years, neither our current directors and officers nor Mr. Lazar has been:

•	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; No
•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law. No

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the directors and executive officers of the Company, prior to the closing of the Share Exchange Agreement. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner (1)	Class of Common Stock (2)	Number of Shares Beneficially Owned(3)	Percentage of Total Voting Power (2)(3)

Magna Acquisition LLC (6)	Class A	607,727	51.5%
Kenneth C. Riscica (4)(6)	Class A	41,102	3.5%
Lawrence A. Minkoff, Ph.D. (4)	Class A	20,029	1.7%
Joel Kanter (4)(5)(6)	Class A	23,320	2.0%
J.M. Feldman (4)(6)	Class A	21,581	1.8%
All Executive Officers and Directors as a Group (4 persons)	Class A	106,032	9.0%

______________________

The information presented in the table above and footnotes is based solely upon Schedules and Reports filed by the respective holders under the Securities Exchange Act of 1934 and certain representations furnished to us by executive officers and Board members and has not been otherwise independently verified by us. To the extent that any required holders have not filed timely reports on such Forms, we would not be in a position to know the current holdings of such persons.

(1)	All shares are beneficially owned and sole voting and investment power is held by the persons named, except as otherwise noted.
(2)	Class B Common Stock is entitled to five votes per share but is otherwise substantially identical to the Class A Common Stock, which has one vote per share. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.
(3)	Based upon 1,178,762 shares of Class A common stock and 567 shares of Class B common stock outstanding at June 30, 2020.
(4)	The address for Messrs. Minkoff, Riscica, Feldman, and Kanter is c/o Magna-Lab Inc., 1662 Old Country Road, # 355, Plainview, NY 11803.
(5)	Includes the holding of The Kanter Family Foundation to which Mr. Kanter does not have sole voting or investment power.
(6)	The address for Magna Acquisition LLC is 8000 Towers Crescent Drive, Suite 1070, Vienna. VA 22182. Voting and investment decisions regarding the shares of Common Stock held by this entity are made by a majority of three persons, consisting of Messrs. Jerome M. Feldman and Joel S. Kanter, directors of our company, and Kenneth C. Riscica, an executive officer of our company.

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the directors and executive officers of the Company, immediately after the closing of the Share Exchange Agreement, and assuming the resignations of all current officers and directors, and the appointment of David Lazar as sole officer and director, effective on or about July 18, 2020. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner (1)	Class of Common Stock (2)	Number of Shares Beneficially Owned(3)	Percentage of Total Voting Power (2)(3)

Magna Acquisition LLC (4)	Class A	405,151	34.4%
David Lazar (5)	Class A	202,576	17.2%

All Executive Officers and Directors as a Group (1 person)(5)	Class A	202,576	17.2%

(1)	All shares are beneficially owned and sole voting and investment power is held by the persons named, except as otherwise noted.
(2)	Class B Common Stock is entitled to five votes per share but is otherwise substantially identical to the Class A Common Stock, which has one vote per share. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.
(3)	Based upon 1,178,762 shares of Class A common stock and 567 shares of Class B common stock outstanding at June 30, 2020.
(4)	See the table immediately above for the voting rights of Magna Acquisition LLC.
(5)	The address for Mr. Lazar is 1185 Avenue of the Americas, 3rd floor, New York, NY 10036. Mr. Lazar also acquired promissory notes owed by the Company to Magna Acquisition LLC and Joel S. Kanter individually, totaling $1,453, 811 (the “Notes”). Mr. Lazar intends to cause the Company’s Board of Directors, of which he will be the sole director on or about July 18, 2020, to make these convertible into Class A common shares, and to convert some or all of the Notes into Class A common shares, thus giving him at least a majority of the common shares of the Company which will then be issued and outstanding. As of the date of this Notice, none of the Notes has been converted into Class A common shares, and Mr. Lazar has not determined how many of the Notes he intends to convert, and the conversion ratio.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. To the best of our knowledge (based upon a review of the Forms 3, 4 and 5 filed), no officer, director or 10% beneficial stockholder of the Company failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company’s fiscal year ended February 29, 2020.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended February 29, 2020, no director or executive officer received any compensation from the Company.

Corporate Governance

Board of Directors and Committees; Director Independence

We have an Audit Committee that was established by our Board of Directors for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements by our independent auditors. We believe that each of the current members of the Audit Committee meets the independence requirements of Marketplace Rule 4350(d)(2) of the NASDAQ Stock Market, Inc. Each of the current members of the Audit Committee is financially literate and has accounting and finance experience and Mr. Joel S. Kanter is deemed an "audit committee financial expert" within the meaning of Securities and Exchange Commission regulations as defined in Item 401 of Regulation S-B. Upon the completion of the change of control, Mr. Lazar will be the sole director; and as of the date of the filing and mailing of this Notice pursuant to Rule 14f-1, he has not determined whether to appoint any additional directors, and whether those directors, if and when appointed, would be deemed “independent.”

None of our current directors, nor Mr. Lazar following the change of control, are “independent” directors under the Nasdaq Marketplace Rules.

Board Meetings

During the Company’s fiscal year ended February 29,2020, our Board of Directors did not hold any meetings and took no actions by written consent. We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our Board of Directors does not currently have a process for our stockholders to send communications to the Board of Directors. Following the change of control of the Board of Directors, our stockholders can send communications to the new Board of Directors by writing to: Magna-Lab, Inc., c/o David Lazar, 1185 Avenue of the Americas, Third Floor, New York, NY 10036.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, neither the current sole director and officer, nor the Designee, nor holders of more than ten percent of the Company’s outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended December 31, 2016 and 2017, in any transaction or proposed transaction which may materially affect the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Lawrence A. Minkoff
July 6, 2020	Lawrence A. Minkoff, Chairman